Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

November 21, 2013 and the Prospectus dated September 17, 2013

Registration Nos. 333-182515 and 333-182515-01

CBL & ASSOCIATES LIMITED PARTNERSHIP

Limited Guarantee Provided by CBL & Associates Properties, Inc.

$450,000,000 5.250% Senior Notes Due 2023

Issuer:	CBL & Associates Limited Partnership

Limited Guarantor:	CBL & Associates Properties, Inc.

Aggregate Principal Amount:	$450,000,000

Final Maturity Date:	December 1, 2023

Coupon:	5.250% per year

Public Offering Price:	98.972%, plus accrued and unpaid interest, if any

Yield to Maturity:	5.384%

Benchmark Treasury:	2.750% due November 15, 2023

Benchmark Treasury Yield:	2.784%

Spread to Benchmark Treasury:	T+260 bps

Interest Payment Dates:	June 1 and December 1, commencing June 1, 2014

Optional Redemption:

At any time prior to September 1, 2023 (i.e., three months prior to the stated maturity date of the notes), make-whole call based on the Treasury Rate plus 40 basis points; if redeemed on or after September 1, 2023 (i.e., three months prior to the stated maturity date of the notes), at 100% of the aggregate principal amount of the notes to be redeemed; plus, in each case, accrued and unpaid interest, if any, on the principal amount of the notes to be redeemed to, but not including, such redemption date.

Joint Book-Running Managers:	J.P. Morgan Securities LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Senior Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated PNC Capital Markets LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities LLC Mitsubishi UFJ Securities (USA), Inc. RBC Capital Markets, LLC Regions Securities LLC

CUSIP / ISIN:	12505J AA1 / US12505JAA16

Denominations:	$2,000 x $1,000

Trade Date:	November 21, 2013

Settlement Date:	November 26, 2013

Expected Ratings:	Baa3 by Moody’s Investors Service, Inc. and BBB- by Fitch Ratings, Inc.(1)

Form of Offering:	SEC Registered (Registration Nos. 333-182515 and 333-182515-01)

CBL & Associates Properties, Inc. and the issuer have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that CBL & Associates Properties, Inc. and the issuer have filed with the SEC, including the prospectus supplement relating to the notes, for more complete information about CBL & Associates Properties, Inc., the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, CBL & Associates Properties, Inc., the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by contacting J.P. Morgan Securities LLC, collect at 212-834-4533; U.S. Bancorp Investments, Inc., toll free at 877-558-2607; or Wells Fargo Securities, LLC, toll free at 800-326-5897.

(1) A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independently of any other security rating.